UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

______________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated June 11, 2018 titled “GeoPark Announces New Argentina Acquisition and YPF Partnership”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES NEW

ARGENTINA ACQUISITION AND YPF PARTNERSHIP

Buenos Aires, Argentina– June 11, 2018 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil and Chile, today announced further expansion in the Neuquen basin in Argentina with the acquisition of Los Parlamentos block in partnership with YPF S.A. (YPF), the largest oil and gas producer in Argentina.

Los Parlamentos is an attractive, high-potential block located in the Mendoza Province and covers an area of approximately 366,000 acres (1,480 sq km) with seismic coverage (100 sq km of 3D and 800 sq km of 2D seismic), near other producing fields.

The block was awarded to YPF in the Mendoza bidding round on May 31, 2018. In accordance with the partnership agreement between YPF and GeoPark, and subject to customary regulatory approvals, GeoPark will receive a 50% non-operating working interest (WI) in Los Parlamentos block in exchange for a commitment to fund its 50% WI of one exploration well and additional 3D seismic. GeoPark’s total financial commitment is approximately $6 million over the next three years.

Los Parlamentos expands GeoPark’s seven block, 2+ million acre platform in the prolific Neuquen basin, with significant conventional and unconventional exploration potential within the Grupo Neuquen and Loncoche formations. Geoscience evaluation is ongoing and field operations are expected to start-up in late 2018 or early 2019.

YPF is the largest oil and gas producer in Argentina, with participating interests in more than 100 development concessions and more than 20 exploration permits in the most attractive basins in Argentina.

James F. Park, CEO of GeoPark, said: “We are very pleased to have the opportunity to partner and work with YPF in Argentina and to be adding more high-potential, valuable acres in the Neuquen basin, where our team knows the rocks and has a great track-record of finding oil and gas. This type of low-cost, bolt-on acquisition in a prolific hydrocarbon basin - in partnership with the national oil company - exactly fits GeoPark’s playbook and demonstrates the growing strength, reach and benefits of our regional Latin American platform.”

For further information please contact: INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile T: +562 2242 9600	ssteimel@geo-park.com

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	jlevy@sardverb.com

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including preliminary production test results and expected growth for GeoPark and Latin America’s under-developed hydrocarbon potential. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: June 11, 2018